UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _)*

PAVMED INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

70387R403

(CUSIP Number)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R403	Schedule 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS Anthony Dubreville
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 606,259
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 606,259
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,259
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R403	Schedule 13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS Dubreville Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 556,807
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 556,807
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,807
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R403	Schedule 13G	Page 4 of 6

Item 1(a).	Name of Issuer:

PAVmed Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

360 Madison Avenue, 25th Floor, New York, New York 10017

Item 2(a).	Name of Person Filing:

This Statement is filed by Anthony Dubreville and The Dubreville Family Trust (the “Reporting Persons”). Mr. Dubreville is the trustee of The Dubreville Family Trust. As such, Mr. Dubreville may be deemed to have sole power to vote and dispose of the shares of the Issuer directly owned by The Dubreville Family Trust. Accordingly, the 606,259 shares of Common Stock reported as beneficially owned by Mr. Dubreville includes the 556,807 shares of Common Stock beneficially owned by The Dubreville Family Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o Graubard Miller, 405 Lexington Avenue, 44th Floor, New York, New York 10174.

Item 2(c).	Citizenship:

Mr. Dubreville is a citizen of the United States of America. The Dubreville Family Trust is a trust formed under the laws of California.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

70387R403

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 70387R403	Schedule 13G	Page 5 of 6

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:

Mr. Dubreville: 606,259 shares
The Dubreville Family Trust: 556,807 shares

	(b)	Percent of Class:

Mr. Dubreville: 5.5%
The Dubreville Family Trust: 5.0%

	(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote:

Mr. Dubreville: 606,259 shares
The Dubreville Family Trust: 556,807 shares

(ii)	Shared power to vote or direct the vote:

Mr. Dubreville: 0 shares
The Dubreville Family Trust: 0 shares

(iii)	Sole power to dispose or direct the disposition:

Mr. Dubreville: 606,259 shares
The Dubreville Family Trust: 556,807 shares

(iv)	Shared power to dispose or direct the disposition:

Mr. Dubreville: 0 shares
The Dubreville Family Trust: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

None.

Item 8.	Identification and Classification of Members of the Group:

None.

Item 9.	Notice of Dissolution of Group:

None.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70387R403	Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

/s/ Anthony Dubreville
Anthony Dubreville

THE DUBREVILLE FAMILY TRUST

By:	/s/ Anthony Dubreville
Name:	Anthony Dubreville
Title:	Trustee

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of PAVmed Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: September 23, 2024

/s/ Anthony Dubreville
Anthony Dubreville

THE DUBREVILLE FAMILY TRUST

By:	/s/ Anthony Dubreville
Name:	Anthony Dubreville
Title:	Trustee